Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

July 23, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:	Znomics, Inc. Amendment No. 4 to Registration Statement on Form S-1/A Filed July 16, 2008 File No. 333-148220
We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of July 23, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed July 16, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 4 to Form S-1/A

Description of Business

sale of mutant fish lines and services, page 42

1.           we note your response to comment 1 and reissue the comment in part.  please refer to your response on page 43.

•
please disclose the amount of the research payment you are obligated to pay the university of utah.  we note from appendix a of exhibit 10.7 that this amount equals $33,175 upon execution of the agreement plus $99,525 upon completion of due diligence.

•	please disclose the amount of the success payment you are obligated to pay the university of utah. we note from appendix a of exhibit 10.7 that this amount equals $101,183.
•
please expand your disclosure to quantify the aggregate amount of potential milestone payments.  we note from appendix c of exhibit 10.7 that you are obligated to pay the university of utah an aggregate amount of $850,000 in potential milestone payments.

•
we note your disclosure on page 43 that you will pay a royalty in a “low percentage range” on sales of the licensed product to the university of utah.  please revise your disclosure to state that you will pay a royalty in a “low single-digit percentage range” on sales of the license product.

•	please expand your disclosure to state how long you will be required to continue paying the university of utah royalty payments on sales of the license product.

In response to this comment, the Company included the requested information.

2.	We note your disclosure on page 43 regarding the research agreement between your company and oregon health & science university, effective as of july 1, 2008.

•	please disclose the amount of the research payment you are obligated to pay oregon health & science university. we note from attachment a of exhibit 10.8 that this amount equals $115,500.
•
please disclose the amount of the non-refundable initial license fee you are obligated to pay oregon health & science university for any inventions. we note from attachment a of exhibit 10.8 that this amount equals $75,000.

•
please expand your disclosure to quantify the aggregate amount of potential milestone payments.  we note from attachment c of exhibit 10.7 that you are obligated to pay oregon health & science university an aggregate amount of $850,000 in potential milestone payments.

•
we note your disclosure on page 43 that you will pay a royalty in a “low percentage range” on sales of the licensed product to oregon health & science university.  please revise your disclosure to state that you will pay a royalty in a “low single-digit percentage range” on sales of the licensed product.

•	please expand your disclosure to state how long you will be required to continue paying oregon health & science university royalty payments on sales of the licensed products.

In response to this comment, the company included the requested information.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.